90 Park Avenue	212.297.1000	NYSE: GPT
32nd Floor	www.gptreit.com
New York, NY 10016

September 27, 2017

Daniel L. Gordon
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:     Gramercy Property Trust
Form 10-K for the fiscal year ended December 31, 2016
Filed March 1, 2017
File No. 1-35933

Gramercy Property Trust
Form 8-K dated February 28, 2017
Filed March 1, 2017
File No. 1-35933

Dear Mr. Gordon:

We are transmitting for filing the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Jon W. Clark of the Company, dated September 21, 2017 (the “February 21st Letter”). For convenience of reference, the Staff comment contained in the February 21st Letter is reprinted below in italics and is followed by the corresponding response of the Company.

Form 8-K filed March 1, 2017

Exhibit 99.1

Fourth Quarter 2016 Highlights

1.	In future filings, please reconcile 2017 earnings guidance for Core FFO and AFFO to the most comparable GAAP measure or tell us why you believe this is not necessary.

Response:

The Company advises the Staff that when the Company provides 2017 earnings guidance, a reconciliation of Core FFO and AFFO to the most comparable GAAP measure will be provided.

In connection with the Company’s response to the February 21st Letter

◦	It is responsible for the adequacy and the accuracy of the disclosures in the filing;

◦	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

◦	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 297-1021 should you require addition information or have any questions.

Sincerely,

/s/ Jon W. Clark
Jon W. Clark
Chief Financial Officer

cc: Edward J. Matey Jr., Esq.